UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 26, 2017 titled “Grupo Financiero Santander México and Banco Santander México Report on the Resolutions Adopted by Their Boards of Directors”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 26, 2017

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO REPORT ON THE RESOLUTIONS ADOPTED BY THEIR BOARDS OF DIRECTORS

Mexico City, Mexico, October 26, 2017 – Grupo Financiero Santander México, S.A.B. de C.V. (“Santander México” or the “Group") and Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Bank”) report that the Boards of Directors of both entities, at their meetings held today, agreed on the following transactions:

(i)	Corporate Restructuring

The Group and the Bank each approved the convocation of an Ordinary and Extraordinary General Meeting of Shareholders (the “Shareholders’ Meeting”) to submit for the consideration of their shareholders a corporate restructuring involving Santander México, a subsidiary of Banco Santander, S.A. (“Santander Parent”), and its financial subsidiaries. The corporate restructuring is subject to shareholder approval at the Shareholders’ Meeting, in addition to customary corporate, regulatory and governmental approvals.

The purpose of the restructuring is to comply with guidelines issued by the European Central Bank whereby participation of a company’s minority shareholders may only be considered for regulatory capital purposes at the consolidated level if (i) the company in which they own shares collects deposits from the public and (ii) such company’s equity is regulated.

In accordance with the above, the merger of the Group into the Bank, with the Bank as surviving entity (the “Merger”), will be proposed at the Shareholders’ Meeting. As a result of the Merger, the minority shareholders will become shareholders of the Bank. For purposes of the foregoing, the shares of the Bank will be registered with the Mexican National Securities Registry (Registo Nacional de Valores) and listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) without a public offering. Likewise, after the Merger, the ADSs of the Group will be converted into ADSs of the Bank, and will continue to be listed on the New York Stock Exchange.

Additionally, as part of the corporate restructuring, Santander Parent is planning to incorporate a new financial group in Mexico (“New HoldCo”). Immediately upon effectiveness of the Merger, Santander Parent will transfer all of the Bank shares it will hold to New HoldCo, and the Bank will transfer 99.99% of the shares of Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (“Casa de Bolsa”) that it will acquire in connection with the Merger to New HoldCo. Once the corporate restructuring is complete, New HoldCo will hold 74.96% of the shares of Bank and 99.99% of the shares of Casa de Bolsa.

As part of the restructuring, the payment of a dividend to the shareholders of the Group is also contemplated and will be sumbitted for approval at the Shareholders’ Meeting of the Group. The estimated price for the sale of the shares of Casa de Bolsa to New HoldCo was determined to be fair from a financial perspective by an independent expert.

(ii)	Custody Business Sale

Banco Santander (México), S.A., approved the sale of its custody business to Banco S3 México, S.A., Institución de Banca Múltiple, a subsidiary of Santander Parent. The estimated price of the sale of the custody business is Ps.850 million, which an independent expert determined to be fair from a financial perspective.

GRUPO FINANCIERO SANTANDER MÉXICO –PRESS RELEASE

(iii)	New Technology Model (IT)

Banco Santander (México), S.A., has decided to restructure its IT operations in order to manage the business in a more agile and flexible waythat is fully aligned with the business’ local needs while continuing to take advantage of the resources it has as part of a global financial group.

As part of the new model of IT operation, the Bank will acquire all of the shares of Isban México, S.A. de C.V. (“Isban”), currently an indirect subsidiary of Santander Parent, from its majority shareholder, Mayoritario Ingeniería de Software Bancario, S.L. Currently, Isban provides services to the Santander Group, and is dedicated to the development of applications and integration and maintenace services of technological systems. This transaction is subject to customary corporate and regulatory approvals.

The transaction is valued at Ps.225 millon plus the share capital of Isban.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Grupo Financiero Santander México, S.A.B. de C.V. (NYSE: BSMX BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2017, Santander México had total assets of Ps.1,236 billion under Mexican Banking GAAP and more than 15 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 325 offices nationwide and has a total of 17,528 employees.

Contact Investor Relations

Héctor Chávez López – Managing Director –IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO –PRESS RELEASE